October 3, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

       Re: K Wave Media Ltd.
           Amendment No. 8 to Registration Statement on Form F-4
           Filed September 30, 2024
           File No. 333-278221
Dear Anthony Ang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-4 filed September 30, 2024 Questions and Answers About the Business Combination and the Special Meeting Will I experience dilution as a result of the Business Combination?, page 10

1. Refer to your response to prior comment 2. You state and now disclose the 1,488,119
       Pubco shares to be received by GF Korea in exchange for the 4,997 K Enter shares are included in the 59,000,000 rollover shares held by K Enter stockholders. In your amendment filed September 13, 2024 you disclosed the 59,000,000 rollover shares into
       PubCo common stock were derived from the 198,119 total expected shares of K Enter common stock to be issued converted at 297.8 per share of PubCo common stock. You also disclosed the value of each share of K Enter common stock was $2,978, thereby arriving at an enterprise value of K Enter of $590,000,000. The 198,119 expected shares of K Enter consisted of the expected 56,119 shares of K Enter common stock to be issued
 October 3, 2024
Page 2

       to the sellers of the Six Korean Entities, 42,000 shares of K Enter common stock to be
       issued to the holders of K Enter   s preferred stock upon conversion of
such shares upon the
       closing of the Business Combination, and existing 100,000 shares of common stock issued by K Enter to that date. Please explain to us what of the above noted details regarding the 59,000,000 shares changed in order to retain the total 59,000,000 shares and valuation of $590,000,000 inclusive of the shares issued to GF Korea. That is, tell us who previously held the 1,488,119 shares and detail for us the allocation of the
       57,511,881 remaining shares to be issued. In particular, tell us whether any of the K Enter shares to be issued to the sellers of the Six Korean entities changes along with the associated value attributed to the impacted seller, including goodwill to be recognized, as shown on page 261. If the number of shares and/or value regarding the Six Korean
       Entities is not impacted, tell us why this is the case.
2. You disclose in the amendment filed September 30, 2024 the 59,000,000 rollover equity share of K Enter stockholders includes 16,361,100 shares owned by the Six Korean
       Entities. However, the 56,119 shares of K Enter common stock to be issued to the sellers of the Six Korean Entities converted at the noted 297.8 ratio equals 16,712,284 shares.
       Please reconcile these amounts.
3. In view of the above noted share activity of K Enter and the four additional issuances noted on page 217, please reconcile the outstanding number of shares of K Enter and
       PubCo at September 13, 2024 and September 30, 2024. In doing so, provide us with a detailed rollforward of the shares outstanding between these two dates for each entity, broken down for each respective affected party, that is, sellers of the Six Korean Entities,
       holders of K Enter   s preferred stock, existing shares of common stock
issued by K Enter,
       GF Korea, employees, service providers and any others, with explanations of changes between these dates.
Summary of the Proxy Statement/Prospectus
Interests of Certain Persons in the Business Combination, page 31

4. We note that you have added disclosure at page 217 regarding the issuance of 1,202 K
       Enter shares to Lodestar USA, Inc., which is controlled by Ted Kim, on September 29,
       2024. However, it does not appear that your disclosure regarding the number of shares beneficially owned by Ted Kim has changed from the amendment filed on September 27,
       2024. Please explain or update your conflicts of interest disclosure here and elsewhere to reflect the September 29, 2024 issuance to Lodestar USA, Inc. To the extent updated disclosure is warranted, revise the beneficial ownership table at page 301 as well. Please also clarify whether any of the other share issuance agreements referenced on page 217 should be acknowledged within your conflicts of interest disclosure or your related persons transactions disclosure. For example, we note that shares were issued to a K Enter
       employee and that an agreement is defined as the    Innocus Global
Agreement," and
       disclosure elsewhere indicates that director nominee Jason Kim founded Innocus Global
       Group Pte.
 October 3, 2024
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations of K
Enter
Subsequent Event, page 217

5. You disclose you entered into the share subscription agreement with GF Korea to gain greater financial flexibility. Please explain what this means and why the greater flexibility is necessary. In connection with this, you state here K Enter is currently in the process of negotiating agreements with its service providers referenced in the GF Agreement that will provide that K Enter will be fully and unconditionally released from the $8.52 million in service provider fees referenced in the GF Agreement and that these service providers will look solely to GF Korea to collect their fees. Please disclose the consequences should any of the service providers not consent to release K Enter and how your agreement with GF is substantive at this point given the affected service providers have not consented. Additionally, if you have finalized any agreements with these service providers, please file them as exhibits.
6. You disclose four additional issuances of K Enter common stock not previously disclosed.
       Please tell us and disclose how these issuances impact the total number of K Enter common stock to be converted into PubCo common stock. Our understanding is all outstanding K Enter common and preferred stock convert into PubCo common stock in the Business Combination, but we did not see that PubCo share ownership tables reflect these additional issuances. Also confirm to us that all share activity that has occurred is represented in your next amendment.
Unaudited Pro Forma Condensed Combined Financial Information, page 256

7. Please tell us whether the conversions discussed in note Q relate to the subsequent issuances disclosed on page 217, and if so, how, and how these amounts are
       reflected in the share ownership table on page 255. Additionally, tell us how these relate to the 42,000 shares of K Enter common stock to be issued to the holders
of K Enter   s
       preferred stock upon conversion of such shares upon the closing of the Business
       Combination disclosed in footnote "**" on page 272.
8. In notes Z and MM you refer to 2,100 treasury shares of K Enter and 1,202 shares of common stock. Please describe what these shares pertain to and how the number of shares was determined. Also, provide us with a roll forward of the number of treasury shares of
       K Enter actually outstanding at June 30, 2024 to reflect actual and expected activity after this date consistent with information disclosed in the filing, for example, on page 217.
9. Please ensure all pro forma information, including share ownership in the tables on pages
       255 and 265, reflect any changes associated with any of the comments in this letter.
Financial Statements of K Wave Media LTD., page F-4

10. Please include a subsequent event note to the audited financials of K Wave Media LTD.
       to reflect the actual and expected issuances of its (PubCo's) shares disclosed elsewhere in this filing and expected total shares to be outstanding at the date of effectiveness of the
       Business Combination. Ensure the independent accountant   s report is
dated appropriately
       for this note. In providing this note, ensure any amounts herein are consistent with amounts disclosed elsewhere in the filing, particularly in the pro forma information.
 October 3, 2024
Page 4

General

11. We note that the Share Subscription Agreement filed as Exhibit 10.58 is signed by Mina
       Kim. Based on your disclosure on page 113, Mina Kim is one of the co-founders of K
       Enter. Please revise where you discuss the Share Subscription Agreement to indicate the relationship of Mina Kim to K Enter or any other party to the transaction. Please also add disclosure under "Certain Relationships and Related Person Transactions" if required.
12. We note that in recent amendments you have added disclosure of several debt and equity financing arrangements entered into by K Enter, including a written loan agreement entered into with the Global Star sponsor on August 19, 2024 and the
Loh Say Coon
       Agreement    and    Innocus Global Agreement    entered into on
September 21, 2024 and
       September 25, 2024, respectively. As it appears that these arrangements have resulted in additional funds available to K Enter, please update your disclosure throughout regarding
       Global Star   s and K Enter   s intent to raise financing in connection
with the business
       combination as appropriate. For example, at page 6 you continue to disclose that Global
       Star and K Enter intend to use their best efforts to complete a PIPE or pre-PIPE transaction, but it is unclear the extent to which these recent financings have or are intended to contribute towards such goal. In your revisions, please specifically clarify whether a $50 million PIPE transaction is still being pursued and the status of K Enter's
       January 2024 agreement with a placement agent to seek a pre-PIPE transaction discussed at page 206, as we note that such agreement had a six-month term.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jim Prestiano